400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

September 17, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935; Investment Company Act File No. 811-09729)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the iShares Human Rights ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and became effective by the U.S. Securities and Exchange Commission as of October 25, 2012.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares Human Rights ETF	S000037043	716	03/05/2012

The withdrawal is being requested because the Trust has determined not to proceed with the offering of the Fund as a series of the Trust. No securities were sold in connection with the post-effective amendment.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Neal Andrews
Neal Andrews
Treasurer and Chief Financial Officer